EXHIBIT 99.1

XORTX Meets Nasdaq Continued Listing Requirements

CALGARY, Alberta, April 21, 2026 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat gout and progressive kidney disease, is pleased to announce that it has received a letter of compliance from the Nasdaq Stock Market LLC’s ("Nasdaq”) Listing Qualifications Department in connection with Nasdaq Rule 5550(a)(2) that requires a listed company’s shares to maintain a minimum bid price of US$1.00 per share (the “Minimum Bid Requirement”). In order to regain compliance, the Company’s common shares were required to trade at or above US$1.00 per share for at least 10 consecutive trading days. Following implementation of a 1 for 5 reverse split of the Company’s common shares on April 6, 2026, this requirement was met on April 17, 2026, and the Company received the compliance letter from Nasdaq April 20, 2026. As a result, the deficiency in the Minimum Bid Requirement has been cured.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with three clinically advanced products in development: 1) our lead program XRx-026 program for the treatment of gout; 2) XRx-008 program for ADPKD; and 3) XRx-101 for acute kidney and other acute organ injury associated with respiratory virus infections. In addition, the Company is developing XRx-225, a pre-clinical stage program for Type 2 diabetic nephropathy and recently acquired VB4-P5 program, which is currently at the pre-IND stage of development and targets both rare and prevalent forms of kidney disease. XORTX is working to advance products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications that improve the quality of life and health of individuals with gout and other important diseases. Additional information on XORTX is available at www.xortx.com.

For more information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com	nick@alpineequityadv.com
+1 403 455 7727	+1 617 901 0785

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to applicable securities laws. These forward-looking statements include, but are not limited to, the Company's beliefs, plans, goals, objectives, expectations, assumptions, estimates, intentions, future performance, other statements that are not historical facts and statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks, uncertainties, and other factors include, but are not limited to our ongoing compliance with Nasdaq listing standards; the success and timing of our preclinical studies and clinical trials; our plans to develop and commercialize our product candidates; and our plans to advance research in other kidney disease applications. Except as otherwise required by applicable law and stock exchange rules, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Annual Report on Form 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedarplus.ca.